HARVEST ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned unitholder (the "Unitholder") of Harvest Energy Trust (the "Trust") hereby appoints M. Bruce Chernoff, Chairman of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or, failing him, John Zahary, President and Chief Executive Officer of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,__________________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Securityholders of the Trust (the "Meeting"), to be held on May 23, 2006 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Harvest Energy Trust Units (the "Units") represented by this instrument of proxy in the following manner:

1.  FOR or WITHHOLD FROM VOTING FOR the ordinary resolution to re-appoint Valiant Trust Company as the Trustee of the Trust to hold office until the end of the next annual meeting of unitholders as specified in the Information Circular - Proxy Statement of the Trust dated April 3, 2006 (the "Information Circular");

2.  FOR or WITHHOLD FROM VOTING FOR the ordinary resolution to fix the number of directors of Harvest Operations Corp. to be elected at the Meeting at nine members;

3.  FOR or WITHHOLD FROM VOTING FOR the ordinary resolution to elect as directors of Harvest Operations Corp. for the ensuing year the nine nominees specified in the Information Circular;

4.  FOR or WITHHOLD FROM VOTING FOR the ordinary resolution to appoint KPMG LLP, Chartered Accountants, to serve as auditors of the Trust until the next annual meeting of Unitholders and to authorize the directors of Harvest Operations Corp. to fix their remuneration as such;

5.  FOR or AGAINST the special resolution to approve certain amendments to the trust indenture of the Trust as specified in the Information Circular; and

6.  At the discretion of the said proxyholder, for or against any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of Harvest Operations Corp. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2006.

(Signature of Unitholder)

(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, not less than two business days before the time for holding the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment or adjournments of that Meeting.